EXHIBIT 12.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

Twelve Months Ended September 30,	2003	2002	2001	2000 (a)	1999 (a)

FIXED CHARGES:
Interest Expense	$42,309	$44,326	$49,197	$43,535	$37,437
Amortization of Debt Premium, Discount and Expense	855	391	260	346	566
Interest Component of Rentals	594	12	12	12	12

Total Fixed Charges	$43,758	$44,729	$49,469	$43,893	$38,015

EARNINGS:
Net Income before Dividends on Preferred stock	$110,898	$48,687	$85,770	$84,574	$68,768
Add:
Income Taxes Applicable to Utility Operating Income	68,416	28,263	58,701	47,821	38,689
Other Income (Expenses)- Net	(249)	(512)	(3,530)	(153)	2,887
Total Fixed Charges	43,758	44,729	49,469	43,893	38,015

Total Earnings	$222,823	$121,167	$190,410	$176,135	$148,359

Ratio of Earnings to Fixed Charges	5.1	2.7	3.8	4.0	3.9

(a)	Amounts for fiscal years 2000 and 1999 reflect the consolidated balances of Washington Gas Light Company and its former subsidiaries.